UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

13 August 2007
Number 25/07

BHP BILLITON ANNOUNCES GAS DISCOVERY
AT THEBE-1 OFFSHORE AUSTRALIA

BHP Billiton announced today a discovery at the Thebe-1 exploration well that was recently drilled offshore Western Australia. The well and subsequent evaluation confirmed a gas column of approximately 240 feet (73 metres) encountered in the Exmouth Plateau of the Carnarvon Basin.

Drilling of the Thebe-1 well began during the first week of July 2007 in block WA-346-P using the semi-submersible rig Atwood Eagle. The well is located approximately 186 miles (300 kilometres) off the North West coast of Western Australia in water depths of 3,848 feet (1173 metres). The well has now been abandoned after reservoir core was collected. BHP Billiton is the operator at Thebe-1 and holds a 100 percent interest in the field.

"The Thebe discovery is an excellent addition to our global portfolio. The results are encouraging and we will now proceed with further data gathering and evaluation," said Steve O'Rourke, President of Global Exploration for BHP Billiton Petroleum.

Thebe-1 is the second significant BHP Billiton gas discovery in the basin and is located approximately 31 miles (50 kilometres) north of the Scarborough gas field in which BHP Billiton is a 50 percent partner with ExxonMobil.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898  Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 13 August 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary